SEC Mail Processing SI 19010864

JUL 23 2019

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/18 (MM/DD/YY) AND ENDING 04/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTR, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Haddon Avenue, Suite 108
(No. and Street)

Collingswood	NJ	08108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Crompton 267-318-7806
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name – *if individual, state last, first, middle name*)

Two Logan Square 18th & Arch Sts. Suite 2001	Philadephia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James Crompton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PTR, Inc., as of April 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Susan Tracie Kerkhoven, Notary Public
Upper Makefield Twp., Bucks County
My Commission Expires Aug. 8, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Susan Tracie Kerkhoven

Notary Public

James Crompton

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PTR, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
WITH THE REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2019

PTR, INC.

April 30, 2019

CONTENTS

withum

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder,
PTR, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTR, Inc. (the "Company"), as of April 30, 2019, and the related statements of operations, changes in subordinated borrowings, changes in stockholder's equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2019, and the results of its operations and its cash flows for the year ended April 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.
July 22, 2019

WithumSmith+Brown, PC Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726 T (215) 546 2140 F (215) 546 2148 withum.com

PTR, INC.
Statement of Financial Condition
April 30, 2019

ASSETS

Cash and Cash Equivalents	$	1,578,209
Accounts Receivable, Net of Allowance for Doubtful Accounts of $4,981		493,087
Deposits with Clearing Organization		305,974
Deferred Tax Asset		1,518
Property and Equipment, Net of Accumulated Depreciation		47,669
Other Assets		224,693
TOTAL ASSETS	$	2,651,150

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	1,581,976
TOTAL LIABILITIES		1,581,976
Stockholder's Equity		
Common stock, $1 par value - authorized 10,000 shares; issued and outstanding 1 share		1
Additional Paid in Capital		14,999
Retained Earnings		1,054,174
Total Stockholder's Equity		1,069,174
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,651,150

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Operations
For the Year Ended April 30, 2019

Revenues	
Commissions	$ 7,659,446
Rebate Revenue	1,177,917
Trading Income	(4,298)
Interest Income	23,103
Other Income	408,938
TOTAL REVENUES	9,265,106
Expenses	
Employee Compensation and Benefits	4,803,518
Commissions, Exchange and Registration Fees	1,795,835
Occupancy Expense	73,209
Other Expenses	543,818
TOTAL EXPENSES	7,216,380
Income Before Income Taxes	2,048,726
Provision for Income Tax	666,113
NET INCOME	$ 1,382,613

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended April 30, 2019

Subordinated Borrowings at May 1, 2018	$ 1,593,750
Change in Subordinated Borrowings	(1,593,750)
SUBORDINATED BORROWINGS AT APRIL 30, 2019	$ 0

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended April 30, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Beginning Balance, May 1, 2018	$ 1	$ 14,999	$ 4,671,561	$ 4,686,561
Dividends	0	0	(5,000,000)	(5,000,000)
Net Income	0	0	1,382,613	1,382,613
Ending Balance, April 30, 2019	$ 1	$ 14,999	$ 1,054,174	$ 1,069,174

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Cash Flows
For the Year Ended April 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,382,613
Adjustments to Reconcile Net Income to Net Cash Flows Used in Operating Activities	
Change in Allowance for Doubtful Accounts	(51,281)
Depreciation	3,050
Change in Deferred Tax Asset	22,017
Forgiveness of Subordinated Loan	(401,042)
Decrease (Increase) in Assets	
Accounts Receivable	2,737,685
Deposits with Clearing Organization	2,221,036
Other Assets	(63,308)
Increase (Decrease) in Liabilities	
Accounts Payable and Accrued Expenses	(10,496,953)
Net Cash Flows Used in Operating Activities	(4,646,184)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash Used in Financing Activities	
Repayment of Subordinated Loans	(1,192,707)
Dividends Paid	(5,000,000)
Cash Used in Financing Activities	(6,192,707)
Net Decrease in Cash and Cash Equivalents	(10,838,891)
Cash and Cash Equivalents, Beginning of Year	12,417,100
Cash and Cash Equivalents, End of Year	$ 1,578,209

Supplemental Disclosure of Cash Flow Information

Cash Paid During the Year for Interest Expense	$ 1,755
Cash Paid For Income Taxes	$ 3,429

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Notes to Financial Statements
April 30, 2019

NOTE 1 - Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange MKT LLC ("NYSE MKT"), the International Securities Exchange ("ISE"), and NASDAQ OMX PHLX ("PHLX"). The Company is a Pennsylvania Corporation that provides brokerage services to its customers located throughout the United States. The Company is a wholly owned subsidiary of James Crompton, Inc. The Company is no longer a member of the Chicago Board Options Exchange ("CBOE"), Commodities Futures Trading Commission ("CFTC"), CBOE Futures Exchange ("CFE") or National Futures Association ("NFA") – see Note 8.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts.

Accounts Receivable - Accounts receivable are carried at cost less an allowance for doubtful accounts. The Company extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The Company does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable balances and establishes an allowance for doubtful accounts based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. At April 30, 2019, the allowance for doubtful accounts was $4,981.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Automobiles	5 Years

NOTE 2 - Summary of Significant Accounting Policies (continued)

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment loss noted as of April 30, 2019.

Revenue Recognition - Contracts with Customers - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income received from clearing broker relates to interest earned on the Company's deposit balance and is recorded monthly as reflected on the clearing broker statement.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on May 1, 2018 using the modified retrospective approach, which requires the Firm to apply the new revenue standard to (i) all new revenue contracts entered into after May 1, 2018 and (ii) all existing revenue contracts as of May 1, 2018 through a cumulative adjustment to equity. The adoption of ASC 606 resulted in no material effect on the Company's 2019 financial statements.

The core principle in the new guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. The Company applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

The Company provides equity and option execution services on the floors of several stock and option exchanges on behalf of registered broker-dealers. The Company is paid a fee by the broker-dealers based on the number of transactions executed and the number of stock shares or option contracts in each transaction. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company invoices its clients monthly in arrears and accrues the fee revenue as commissions in the month in which the transactions were executed on a trade date basis.

The Company also directs equity order flow to certain stock exchanges for which it earns rebate revenue. The Company does not maintain contracts with the exchanges delineating the rebate arrangement. Rebate revenue is recognized when the orders are executed by the exchange on a trade date basis.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition - Contracts with Customers (Continued) - Disaggregation of revenue can be found on the Statement of Operations for the year ended April 30, 2019 by type of revenue stream. For the years ended April 30, 2018 and April 30, 2019, the Company recorded commissions receivable, net of reserve for bad debts, of $3,179,491 and $493,087, respectively. Payments are due upon receipt of invoice.

Although total revenues may not be materially impacted by the new guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. There were no contract assets or contract liabilities at May 1, 2018 and April 30, 2019.

Fair Value of Financial Instruments - The carrying amounts for cash and cash equivalents, accounts receivable, deposits with clearing organizations, prepaid expenses, accounts payable and accrued expenses approximate their fair value because of their short-term maturity.

Income Taxes - As required by the *Income Taxes* Topic of the FASB Accounting Standards Codification No. 740 ("FASB ASC 740"), deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities measured using enacted income tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are provided on deferred tax assets for which it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company has evaluated the effects of the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740") and has concluded that the Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon a taxing authorities examination. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2015.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted by the U.S. Government. The Tax Act makes broad and complex changes to the U.S. tax code that will affect how corporations account for income taxes. The most significant change affecting the Company is the reduction of the federal corporate tax rate to 21.0 percent, effective January 2018. This newly enacted reduced tax rate was used by the Company to re-measure its deferred tax assets and liabilities prior to assessing the need for a valuation allowance. A valuation allowance is established against net deferred tax assets, when in the judgement of management, it is more likely than not that such net deferred tax assets will not become realizable. The benefit recorded by the Company due to the re-measurement of their deferred tax assets and liabilities is de minimis to the financial statements as a result of the Tax Act.

NOTE 3 - New Accounting Pronouncements - ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The new standard will be adopted on May 1, 2019 using the modified retrospective method described within ASC 842. The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of

NOTE 3 - New Accounting Pronouncements - ASC 842 Leases (Continued)

which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

The new lease guidance has caused significant changes to the way leases are recorded, presented and disclosed in our financial statements. Upon adoption, the Company estimates that it will recognize a lease liability of approximately $68,000, with an offsetting ROU asset of $68,000 resulting in no impact to equity. The effect on the results of operations is not expected to be significant.

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

NOTE 4 - Property and Equipment

Property and equipment at April 30, 2019 were as follows:

Equipment	$ 18,986
Automobiles	85,365
Total Property and Equipment	104,351
Less: Accumulated Depreciation	56,682
Net Property and Equipment	$ 47,669

Depreciation expense for the year ended April 30, 2019 was $3,050.

NOTE 5 - Subordinated Borrowings

The Company maintained four (4) FINRA approved Subordinated Loan Agreements totaling $1,593,750 that were available in computing net capital under the SEC's uniform net capital rule.

NOTE 5 - Subordinated Borrowings (Continued)

During the fiscal year ended April 30, 2019, FINRA approved the early maturity and repayment of the following subordinated loans:

June 14, 2018	$328,124
October 22, 2018	$500,000
October 22, 2018	$364,583

On May 22, 2018, the Company entered into a settlement agreement with the estate of one of the subordinated loan lenders. In part, the settlement agreement included the forgiveness of one of the subordinated loans in the amount of $401,042. This amount was recorded as revenue and is included in Other Income in the Statement of Operations.

At April 30, 2019, the Company maintained no subordinated borrowings.

NOTE 6 - Accrued Expenses

Accrued expenses at April 30, 2019 were as follows:

Commissions Payable	$ 870,293
Accrued Expenses	37,890
Accounts Payable	94,692
Accrued Corporate Taxes	579,101
TOTAL ACCRUED EXPENSES	$ 1,581,976

NOTE 7 - Income Taxes

Deferred taxes are computed based on the expected tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal item resulting in the difference is the establishment of an allowance for doubtful accounts. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Interest and penalties are not included in the Company's income tax provision.

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of the Tax Act which lowered the tax rate from 34 percent to 21 percent effective January 1, 2018 (see Note 2), the net effects of state income taxes, and expenses deductible for tax purposes that are not deductible for financial reporting purposes.

The provision for income taxes for the year ended April 30, 2019 was as follows:

Current Provision	
Federal	$ 395,066
State and Local	249,030
Current Expense from Income Taxes	644,096

NOTE 7 - Income Taxes (Continued)

Deferred Provision	
Federal	12,296
State and Local	9,721
Deferred Expense from Income Taxes	22,017
Income Tax Expense	$ 666,113

At April 30, 2019, the Company has a current deferred tax asset in the amount of $1,518.

NOTE 8 - Discontinued Operations

The Company discontinued order execution operations in its Chicago office in September 2018. The Chicago office generated revenues of approximately $4,117,500 and operating expenses of $1,972,000 for the year ended April 30, 2019 and $18,805,000 and $22,337,000 for the year ended April 30, 2018, respectively. There were no other gains or losses related to the discontinuation of operations in Chicago.

NOTE 9 - Related Party Transactions

The Company has transactions in the ordinary course of business with Hybrid Trading & Resources ("HTR"), which is a related party through common ownership. For the year ended April 30, 2019, the Company paid commissions and other costs to HTR in the amount of $28,387.

NOTE 10 - Lease Commitments

The Company leases office space under a non-cancelable operating lease with monthly minimum payments plus common operating expenses, which expired January 2019. Rental expense for the Philadelphia office for the year ended April 30, 2019 was $20,911. The Company entered into a new one year lease agreement in January 2019 for office space in New Jersey, which expires on February 28, 2020. The minimum payments remaining on the operating lease are $6,500.

The Company leases office space under a non-cancelable operating lease with monthly minimum payments plus common operating expenses, which expires February 2022. Rental expense for the Chicago office for the year ended April 30, 2019 was $48,823. The minimum payments remaining on the non-cancelable operating lease are as follows: 2020 - $20,615; 2021 - $21,127; and 2022 - $19,665.

NOTE 11 - Retirement Benefits

Substantially all regular full-time employees are eligible to participate in a Company sponsored 401(k) profit sharing plan. An employee may elect to contribute up to 100% of annual compensation subject to certain limits described in the plan document. A matching employer contribution may be made to the plan at the discretion of the Company. For the year ended April 30, 2019, the Company did not make a contribution to the Plan.

NOTE 12 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 13 - Commitments and Contingencies

The Company is the subject of regulatory inquiries that could result in the assessment of fines or other sanctions. The matters are ongoing and both the date of final resolution and amounts of any potential fines are unknown. Although management cannot predict the ultimate outcome with certainty, it believes that any fines or other sanctions imposed will not have a material adverse effect on the Company's financial statements.

NOTE 14 - Net Capital Requirement

The Company has elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(l)(i) of the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Based on this election, the Company shall not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At April 30, 2019, the Company had net capital of $593,823 which was $343,823 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 2.66 to 1.

The Company is also subject to, and in compliance with, the same computation of Net Capital under Rule 1:17 of the Commodity Futures Trading Commission.

NOTE 15 - Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control any customer funds or securities at April 30, 2019.

NOTE 16 - Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. The Deposits with Clearing Organization collateralize the transactions cleared through the clearing broker.

NOTE 17 - Financial Instruments with Off-Balance-Sheet-Risk

In the normal course of business, the Company's customer activities include the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 18 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from May 1, 2019 through July 22, 2019, the date the financial statements were available to be issued. No events have been identified which require disclosure.

PTR, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND
RULE 1:17 OF THE COMMODY FUTURES TRADING COMMISSION
April 30, 2019

NET CAPITAL		
Total Stockholder's Equity		$ 1,069,174
Deductions		
Non-Allowable Assets		
Receivables from Brokers-Dealers	$ 201,471	
Property and Equipment, Net of Accumulated Depreciation	47,669	
Deferred Tax Asset	1,518	
Other Assets	224,693	
Total Deductions		475,351
NET CAPITAL		$ 593,823
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Expenses	$ 1,581,976	
TOTAL AGGREGATE INDEBTEDNESS		$ 1,581,976
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required (2% x $1,581,976)		$ 31,640
Minimum Dollar Net Capital Requirement Of Reporting Broker-Dealer		$ 250,000
Net Capital Requirement		$ 250,000
Excess Net Capital		$ 343,823
Net Capital Less 120% of Minimum ($250,000 x 120%)		$ 293,823
Total Aggregate Indebtedness		$ 1,581,976
Ratio: Aggregate Indebtedness to Net Capital		2.66 to 1

PTR, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND RULE 1:17 OF THE COMMODITY FUTURES TRADING COMMISSION (CONTINUED)
April 30, 2019

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF APRIL 30, 2019)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 1,806,509
Subsequent Adjustments (Increase)/Decrease	
Accounts Receivable, Net of Allowance for Doubtful Accounts	(87,762)
Deferred Tax Asset	22,017
Prepaid Taxes	94,303
Property and Equipment, Net of Accumulated Depreciation	(2,050)
Increase in Non-Allowable Assets	26,508
Reduction in Net Income	(1,239,194)
Decrease in Net Capital	(1,212,686)
Net Capital per the Preceding	$ 593,823

PTR, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

April 30, 2019

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder,
PTR, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) PTR, Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

July 22, 2019

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. PTR Inc. claimed an exemption from SEC Rule 15c3-3 under the provision in paragraph of (k)(2)(ii) throughout the fiscal year May 1, 2018 to April 30, 2019.

2. PTR Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year May 1, 2018 to April 30, 2019 without exception.

Sign: *James Crompton* Date: 7/22/19

James Crompton, President
PTR Inc.
601 Haddon Avenue, Suite 108
Collingswood, NJ 08108
267-318-7806

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Management and Stockholder,
PTR, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by PTR, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended April 30, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended April 30, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended April 30, 2019 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended April 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

July 22, 2019

PTR, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
YEAR ENDED APRIL 30, 2019

Period Covered	Date Paid	Amount
General assessment reconciliation for the period May 1, 2018 to April 30, 2019		$11,306.00
Payment schedule:		
Prior period overpayment	06/25/18	306.00
SIPC-6	11/28/18	7,279.00
SIPC-7	06/28/19	4,027.00
(Over) / Under payment		($ 306.00)